EXHIBIT 4.2
TWENTY-EIGHTH AMENDMENT TO THE
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

WHEREAS, pursuant to its delegation powers, the Compensation and Benefits Committee (the “CBC”) of the Board of Directors of American Express Company (the “Company”) has authorized the Chief Executive Officer of the Company to amend benefit plans, unless Board or CBC approval is required by law, regulation or exchange listing requirements;

WHEREAS, pursuant to his delegation powers, the Chief Executive Officer of the Company has authorized the Executive Vice President, Colleague Total Rewards & Well-Being to amend benefit plans where the estimated annual P&L impact is less than $25 million; and

WHEREAS, the Executive Vice President, Colleague Total Rewards & Well-Being has authorized any Colleague Total Rewards & Well-Being Band 50 (or higher) employee to amend benefit plans within his or her region where the estimated annual P&L impact is equal to or less than $500,000; and

WHEREAS, the undersigned Vice President, Global Well-being and Benefits now desires to amend the Plan to reduce the initial service requirement applicable to certain classifications of employees in order to facilitate compliance with revisions to Internal Revenue Code eligibility rules made by the SECURE Act;

THEREFORE, the Plan is hereby amended effective January 1, 2023:

1.Section 2.33(a) is amended to read as follows:

(a)Notwithstanding the foregoing, an Eligible Employee does not include an Employee who is a member of any of the following classifications:
    (i)    temporary or casual Employees unless the temporary or casual Employee actually worked five hundred (500) Hours of Service (one thousand (1,000) Hours of Service for computation periods beginning prior to January 1, 2023) during his or her initial twelve (12) months of employment or during any Plan Year ending thereafter;
    (ii)     Employees routinely scheduled to work less than twenty (20) hours per week unless the Employee actually worked five hundred (500) Hours of Service (one thousand (1,000) Hours of Service for computation periods beginning prior to January 1, 2023) during his or her initial twelve (12) months of employment or during any Plan Year ending thereafter;
    (iii)    co-op student interns and other intern personnel unless the co-op student intern or other intern personnel actually worked five hundred (500) Hours of Service (one thousand (1,000) Hours of Service for computation periods beginning prior to January 1, 2023) during his or her initial twelve (12) months of employment or during any Plan Year ending thereafter;

    (iv)    members of a collective bargaining unit unless the applicable collective bargaining agreement specifically provides for participation by such Employees;
    (v)    Employees paid pursuant to a contract unless such contract specifically describes the Employee as an Eligible Employee for purposes of this Plan;
    (vi)    any individual whose services are leased from or provided through a third party, regardless of whether such individual would be considered a Leased Employee;
    (vii)    any Employee who is entitled to benefits under a non-United States retirement plan to which any Participating Company makes contributions;
    (viii)    Employees who have waived their rights to participate in the Plan or agreed to be excluded from participation in the Plan; and
    (ix)    any Employee who is not a U.S. citizen or Lawful Permanent Resident, is employed in the U.S., and is on assignment as a career expatriate in the Participating Company’s international expatriate program.
        For purposes of paragraphs (i)-(iii), to the extent that hourly records of service are not maintained for a person, he or she will be credited with hours at the rate of 45 hours per week for any week for which he or she would be required to be credited with at least one hour of service under Section 2530.200b-2 of the Department of Labor Regulations.

2.The last sentence of the second paragraph of Section 3.2 is amended to read as follows:

Notwithstanding the foregoing, an individual who was an Eligible Employee not subject to the requirement to complete 500 Hours of Service (one thousand (1,000) Hours of Service for computation periods beginning prior to January 1, 2023) in a specified 12-month period and who became a Participant but who subsequently switches to a category requiring completion of 500 Hours of Service (one thousand (1,000) Hours of Service for computation periods beginning prior to January 1, 2023) in a specified 12-month period prior to satisfying that requirement nonetheless will be considered to remain an Eligible Employee if he or she otherwise meets all requirements.

Date: December 28, 2022                AMERICAN EXPRESS COMPANY

    By:     /s/ Tammy Yee
        Tammy Yee
    Its: Vice President,
        Global Well-being and Benefits